Exhibit 99.1
Trina Solar Announces Second Quarter 2010 Results
Gross Margin and Shipments Exceed Guidance; Annual Shipment Target Raised
Changzhou, China — August 24, 2010 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today its financial results for the second quarter ended June 30, 2010.
Second Quarter 2010 Financial and Operating Highlights
•	Solar module shipments were approximately 223 MW, compared to the Company’s previous guidance of 200 MW to 205 MW, representing an increase of 15.7% sequentially and 248.7% year-over-year

•	Net revenues were $370.8 million, an increase of 10.1% sequentially and 147.2% year-over-year

•	Gross margin was 32.1%, above the Company’s guidance of high 20s in percentage terms, compared to 30.9% in the first quarter of 2010 and 27.4% in the second quarter of 2009

•	Operating income and operating margin were $83.3 million and 22.5%, respectively, compared to $76.0 million and 22.6%, respectively, in the first quarter of 2010

•	Net income was $38.7 million, which includes a net foreign currency exchange loss of $29.2 million, compared to net income of $44.5 million in the first quarter of 2010

•	Earnings per fully diluted ADS were $0.52, which include the impact of a net foreign currency exchange loss of $0.37 per fully diluted ADS, compared to $0.66 in the first quarter of 2010

“We are very pleased to report another quarter of strong operating results,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “We exceeded our previous guidance through both record shipment volumes, and despite significant Euro currency pressures, a sequential improvement in gross margin.”

“Our high quality products, well-recognized brand and customer loyalties allowed us to expand shipments to an increasing number of geographical end-markets and PV user segments. In addition to growing our business in Australia and Southeast Asia, we had notable successes in the United States. This included signing a landmark supply agreement with Southern California Edison to participate in their California Solar Program, a milestone utility-owned PV generation project in the United States.”

“We see increasing evidence that strong demand for our PV products will extend well into 2011, and we are currently looking into how best to manage capacity expansion to capture increasing global market opportunities.”

“International collaboration remains a long-term priority for the company. We are pleased to announce our international partnerships with TUV Rheinland, Underwriters Laboratory Inc. (“UL”) and China General Certification Centre (“CGC”), which will shorten the time to market for our newest certified products. More recently, we announced a Letter Agreement with Massachusetts Institute of Technology (“MIT”) to participate in its Industrial Liaison Program, which promotes university-industry collaboration, innovation and technology sharing.”

“Finally, in June we were ranked second among 26 leading global PV companies in the PRTM PV Sustainable Growth Index 2010. We believe this demonstrates consistent execution throughout our business, and is another step towards our goal of becoming an established industry leader in the long-term.”

Recent Business Highlights
During the second quarter of 2010, the Company
•
Supplied PV modules to one of the largest and most experienced global renewable energy developers, Enfinity NV (“Enfinity”), for the Belgian-European Pavilion and the Theme Pavilion at the 2010 Shanghai World Expo

•
Introduced new products, including a ‘Design Series’ black solar module and a Utility Scale Solar module, which were unveiled at Solarexpo 2010 in Verona, Italy, and a premium brand square mono cell module (Quad MAX technology) which was showcased at InterSolar 2010 in Munich, Germany

•	Announced agreements with TUV Rheinland, UL and CGC, which are expected to allow the Company to deliver new certified product lines in a shortened time frame

•
Was ranked second among 26 publicly listed solar companies in the PRTM PV Sustainable Growth Index in June 2010. The index ranking is based on seven financial metrics including revenue growth, equity return and cash conversion efficiencies from 2008 and 2009

•
Announced that its subsidiary Trina Solar (US) Inc. signed a 45 MW supply agreement with Southern California Edison (“SCE”), an Edison International Company (NYSE: EIX), one of the largest electric utilities in the United States. The modules are expected to be used in SCE’s large solar photovoltaic installation program

•
Announced its research agreement with the Solar Energy Research Institute of Singapore (“SERIS”) to develop an all-back-contact high-efficiency silicon wafer solar cell using Trina Solar’s monocrystalline wafers

•
Announced that its subsidiary Trina Solar (Switzerland) AG became a sponsor of the Renault F1 Team, a new partnership that is expected to increase Trina Solar’s global brand awareness while promoting wide-scale adoption of sustainable technology

•
Announced its expectation to supply PV modules to the University of Queensland (“UQ”) St Lucia campus in Brisbane, Australia, to be used for a 1.2 MW system believed to represent Australia’s largest roof-mounted solar array

Subsequent Events
Subsequent to the second quarter of 2010, the Company
•
Announced an agreement to supply solar modules to SunEdison, a subsidiary of MEMC Electronic Materials, Inc. (“MEMC”). Under the terms of the agreement signed with MEMC, the Company is expected to supply SunEdison with approximately 35 MW of PV modules over the remainder of 2010

•
Announced the signing of a Letter of Agreement with MIT to become a member of its Industrial Liaison Program, a program devoted to promoting university-industry collaboration, innovation and technology sharing

•
Announced that Mr. Sean Tzou has been appointed to the new position of Chief Strategy Officer and that Mr. Gary Yu has been promoted to the position of Senior Vice President, Operations. The appointments reinforce the Company’s commitment to deliver market-driven solutions and first class customer service in line with its expectations to increase global market share in 2011 and beyond

Second Quarter 2010 Results
Net Revenues
Trina Solar’s net revenues in the second quarter of 2010 were $370.8 million, an increase of 10.1% sequentially and an increase of 147.2% year-over-year. Total shipments were 222.8 MW in the second quarter of 2010, compared to the Company’s previous guidance of 200 MW to 205 MW, versus 192.6 MW in the first quarter of 2010 and 63.9 MW in the second quarter of 2009. The sequential increase in total shipments was primarily due to increased brand recognition for our products in new and established PV markets, including the United States and Australia, combined with increased demand to install new PV systems ahead of mid-year feed-in tariff adjustments in Germany.
Gross Profit and Margin
Gross profit in the second quarter of 2010 was $118.9 million, compared to $104.2 million in the first quarter of 2010 and $41.2 million in the second quarter of 2009. Gross margin was 32.1% in the second quarter of 2010, compared to the Company’s previous guidance of high 20s in percentage terms, which was primarily due to lower average silicon purchase prices. The gross margin was 30.9% in the first quarter of 2010 and 27.4% in the second quarter of 2009. The year-over-year increase in gross margin was primarily due to the Company’s favorable reduction of its silicon purchase price and non-silicon manufacturing costs relative to module ASP decline. The Company continued to focus its efforts to reduce its manufacturing cost per watt through ongoing efficiency gains linked to its lean manufacturing initiatives and improved supply chain management.
Operating Expense, Income and Margin
Operating expenses in the second quarter of 2010 were $35.7 million, an increase of 26.3% sequentially and 58.3% year-over-year. The sequential increase was primarily due to increased hiring of professional personnel for the Company’s European and North American regional headquarters, while the yearly increase was primarily due to the growth in shipments and expansion in the Company’s global sales and marketing efforts. The Company’s operating expenses represented 9.6% of its second quarter net revenues, an increase from 8.4% in the first quarter of 2010 and a decrease from 15.0% in the second quarter of 2009. Operating expenses in the second quarter of 2010 also included $1.7 million in share-based compensation expenses, compared to $1.0 million of share-based compensation expense in the first quarter of 2010 and $0.9 million in the second quarter of 2009.
As a result of the foregoing, operating income in the second quarter of 2010 was $83.3 million, compared to $76.0 million in the first quarter of 2010 and $18.6 million in the second quarter of 2009. Operating margin was 22.5% in the second quarter of 2010 compared to 22.6% in the first quarter of 2010 and 12.4% in the second quarter of 2009.
Net Interest Expense
Net interest expense in the second quarter of 2010 was $8.2 million, compared to $9.0 million in the first quarter of 2010 and $6.1 million in the second quarter of 2009. The sequential decrease was primarily due to the reduction in the Company’s short-term borrowings while the year-over-year increase was due to additional bank borrowings to support the Company’s announced capacity expansion.
Foreign Currency Exchange
The Company had a loss in foreign currency exchange of $29.2 million in the second quarter of 2010, which was net of a gain from fair value of derivative instruments of approximately $13.6 million. This compared to a net loss of $14.5 million in the first quarter of 2010 and a net gain of $10.5 million in the second quarter of 2009. This net loss was primarily due to the depreciation of Euro against U.S. dollar in the second quarter which was partially offset by the gain from foreign currency forward contracts used by the Company to hedge its foreign currency risk exposure.
The Company continued foreign currency hedging during the second quarter of 2010 using foreign currency forward contracts between Euro and U.S. dollar, with the goal of mitigating, to some extent, the effects of exchange rate volatility.
Net Income, Margin and EPS
Net income was $38.7 million in the second quarter of 2010, compared to a net income of $44.5 million in the first quarter of 2010 and $18.6 million in the second quarter of 2009. The net foreign currency exchange loss included in net income was $29.2 million, compared to a net foreign currency exchange loss of $14.5 million and a net foreign currency exchange gain of $10.5 million in the first quarter of 2010 and the second quarter of 2009, respectively.

Net margin was 10.4% in the second quarter of 2010, compared to 13.2% in the first quarter of 2010 and 12.4% in the second quarter of 2009.
Earnings per fully diluted ADS were $0.52. The negative impact of net foreign currency exchange loss was approximately $0.37 per fully diluted ADS.
Financial Condition
As of June 30, 2010, the Company had $685.3 million in cash and cash equivalents and restricted cash. The Company’s working capital balance was $786.2 million. Total bank borrowings stood at $492.7 million, of which $331.2 million were long-term borrowings. The Company reduced its short-term borrowings by $60.4 million to approximately $161.6 million in the second quarter.
Shareholders’ equity was $938.1 million, an increase from $898.8 million at the end of the first quarter of 2010.
Third Quarter and Full Year 2010 Guidance
For the third quarter of 2010, the Company expects to ship between 250 MW to 260 MW of PV modules.
The Company expects its gross margin relating to its in-house wafer production to module production to be in the mid 30s in percentage terms during the third quarter of 2010. The Company believes its overall gross margin, taking into account wafer and cell requirements outsourced to third party suppliers to meet demand in excess of its internal capacity, for the third quarter will be approximately 30%. Such guidance is based on the average exchange rate between the Euro and U.S. dollar from July 1, 2010 to August 24, 2010.
For the full year of 2010, the Company expects total PV module shipments to be between 900 MW and 930 MW, compared to its earlier guidance of between 750 MW to 800 MW, representing an increase of 126% to 133% from 2009.
Operations and Business Outlook
Non-Silicon Cost Reduction
In the second quarter of 2010, the Company’s non-silicon manufacturing cost applicable to its in-house wafer production to module production was approximately $0.74 per watt, a sequential reduction of $0.02. By the year end of 2010, the Company expects further reduction to reach approximately $0.70 through the continuation of technology and manufacturing process improvements, including supply chain and logistics management initiatives currently under testing or development.
Silicon Procurement
Through the Company’s diversified range of short, medium and long-term supply contracts, which include contracts entered into in the first quarter of 2007, the Company will continue to maintain competitive silicon costs relative to the current market price.
Sales Outlook
As a result of strong demand for its module products in both European and non-European markets, the Company expects to increase its shipment volume in the second half of 2010 compared to the first half. Additionally, the Company expects to increase its percentage of global shipments to the United States in the second half of 2010.
2010 and 2011 Capacity Expansion
Through yield increases achieved from improved cell conversion efficiency rates, improved production efficiencies and manufacturing line enhancements, the Company has increased its annualized in-house production capacities of ingot and wafer as well as PV cells and modules to approximately 700 MW and 850 MW respectively as of June 30, 2010. The Company expects to expand its annualized cell and module production capacity to reach up to 950 MW by the end of August 2010.

By the end of 2011, the Company expects to expand its annualized in-house production capacities of ingot and wafer as well as PV cell and module production capacity to approximately 1.0 GW and 1.5 GW respectively.
Conference Call
The Company will host a conference call at 8:00 a.m. ET on August 24, 2010, to discuss the results for the quarter ended June 30, 2010. Joining Jifan Gao, Chairman and CEO of Trina Solar, will be Terry Wang, Chief Financial Officer, Sean Tzou, Chief Strategy Officer, Gary Yu, Senior Vice President, Operations and Thomas Young, Senior Director of Investor Relations. Supplemental information will be made available on the Investors Section of the Trina Solar’s website at http://www.trinasolar.com. To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time: 1 (800) 884-2382. International callers should dial +1 (660) 422-4933. The conference ID for the call is 9146-2512.
If you are unable to participate in the call at this time, a replay will be available on August 24 at 10:00 a.m. ET, through September 7 at 11:59 p.m. ET. To access the replay, dial 1 (800) 642-1687, international callers should dial +1 (706) 645-9291, and enter the conference 9146-2512.
This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website at http://www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.
About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Trina Solar Limited
Unaudited Consolidated Statement of Operations
(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	June 30,	March 31,	June 30,
	2010	2010 *	2009 *

Net revenues	$370,762	$336,841	$150,005
Cost of revenues	251,838	232,606	108,829

Gross profit	118,924	104,235	41,176

Operating expenses
Selling expenses	17,466	14,993	5,613
General and administrative expenses	15,461	11,161	15,856
Research and development expenses	2,744	2,087	1,062

Total operating expenses	35,671	28,241	22,531

Operating income	83,253	75,994	18,645
Foreign exchange (loss) gain	(42,835)	(27,514)	13,734
Interest expenses	(8,591)	(9,430)	(6,427)
Interest income	362	386	286
Gain (loss) on change in fair value of derivative	13,644	13,023	(3,232)
Other expenses, net	(285)	(166)	(4)

Income before income taxes	45,548	52,293	23,002
Income tax expenses	(6,835)	(7,752)	(4,399)

Net income	$38,713	$44,541	$18,603

Earnings per ADS
Basic	0.55	0.72	0.37
Diluted	0.52	0.66	0.35
Weighted average ADS outstanding
Basic	69,925,214	62,050,482	50,208,273
Diluted	78,537,613	70,758,862	58,354,662

Trina Solar Limited
Unaudited Consolidated Balance Sheet
(US dollars in thousands)

	June 30,	March 31,	June 30,
	2010	2010 *	2009 *
ASSETS
Current assets:
Cash and cash equivalents	$639,517	$636,080	$180,038
Restricted cash	45,758	54,393	23,817
Marketable Securities	443	723	3,931
Inventories	96,395	80,685	69,360
Project assets	23,877	7,196	—
Accounts receivable, net	313,042	305,496	178,595
Current portion of advances to suppliers	42,895	44,393	31,082
Prepaid expenses and other current assets, net	53,256	48,812	12,183

Total current assets	1,215,183	1,177,778	499,006
Property, plant and equipment	533,795	504,365	366,793
Prepaid land use right	27,139	27,281	27,705
Advances to suppliers — long-term	87,205	96,317	114,937
Deferred tax assets	10,481	10,430	6,399
Other noncurrent assets	1,352	1,568	2,172

TOTAL ASSETS	$1,875,155	$1,817,739	$1,017,012

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term debt	$161,557	$221,907	$267,817
Accounts payable	197,789	162,588	75,842
Income tax payable	9,436	12,115	6,768
Accrued expenses and other current liabilities	60,220	52,227	21,784

Total current liabilities	429,002	448,837	372,211
Long-term bank borrowings	331,152	296,102	33,080
Convertible note payable	134,644	133,838	131,417
Accrued warranty costs	27,508	24,057	15,196
Other noncurrent liabilities	14,740	16,074	19,087

Total liabilities	937,046	918,908	570,991

Ordinary shares	40	39	30
Additional paid-in capital	638,457	636,747	314,841
Retained earnings	291,572	252,859	119,735
Other comprehensive income	8,040	9,186	11,415

Total shareholders’ equity	938,109	898,831	446,021

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,875,155	$1,817,739	$1,017,012

* Notes to unaudited consolidated financial statements:
On January 1, 2010, the Company adopted ASC 470-20 (former EITF 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible debt Issuance or Other Financing”). Accordingly, the share lending arrangement has been measured at fair value and recognized as an issuance cost associated with the convertible debt offering. As a result, additional debt issuance costs of $4.1 million were retrospectively recorded on the issuance date with a corresponding increase to additional paid-in capital. The debt issuance costs have also been retrospectively amortized over the life of the convertible notes. The cumulative effect of the adoption resulted in a decrease of $621,246 and $1,979,059 in the beginning balance of retained earnings on January 1, 2009 and 2010, respectively, and the adoption of ASC 470-20 resulted in additional interest expenses in the second quarter of 2009 amounting $338,523. The total interest expense recognized from amortization of convertible debt issuance costs, including the effect of adoption of ASC 470-20, was $2,354,012 for the second quarter of 2010.
In July, 2010 the Company was brought aware of a contingent liability in the form of legal action brought against its Hong Kong subsidiary, Top Energy International Limited (“TEI”). The action stems from a 2008 transaction involving the exchange of silicon materials and subsequent claims involving material qualities.
Given the claims were made outside contractual time limitations and upon disputed testing methodology, the Company believes the claimant would be unlikely to prevail. If, however, the claimant proved successful in such legal actions, the Company may become obligated to incur damages of up to approximately $4.0 million.
For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou) Thomas Young, Senior Director of Investor Relations Phone: + (86) 519-8548-2009 (Changzhou) Email: ir@trinasolar.com	Brunswick Group Caroline Jinqing Cai Phone: + (86) 10-6566-2256 Michael Fuchs Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com